March 30, 2005


Mail Stop 03-06

Paul G. Daly
President
Infitech Ventures Inc.
20 Lyall Avenue
Toronto, Ontario, Canada M4E 1V9

Re:	Infitech Ventures Inc.
	Amendment No. 1 to Registration Statement on Form 10-SB
	Filed March 25, 2005
	File No. 000-51073

Dear Mr. Daly:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part I

Item 1.  Description of Business - Page 3

Competition - Page 8

1. None of the field tests described on pages 5 and 6 mentions the use of backpack sprayers to dispense wax onto an oil spill.
Please
reconcile this with the statement on page 8 that "[f]ield tests conducted by Mr. Nelson have demonstrated that the wax can be applied by a relatively small team of technicians carrying backpack sprayers."



Financial Statements

Audited Financial Statements for the year ended July 31, 2004

Note 4. Patent and Intellectual Property - Page F-19

2. Please revise to disclose how you determined the fair value of the acquired patent and intellectual rights. Demonstrate that you accounting complies with GAAP. Over what period are you amortizing these assets? Revise to clarify. Also, it does not appear that any amortization expense has been recorded as of January 31, 2005. Please explain.

Exhibits

3. We reissue comment 10, which requested that you file the written acknowledgement mentioned at the top of page 4 of your registration statement.


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Kevin Kuhar at (202) 824-5579 or Angela Crane at (202) 942-1931 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C.
Hunt at (202) 824-5662 or me at (202) 824-5697 with any other questions.

      Sincerely,


Russell Mancuso
Branch Chief


cc (via fax):  	Stephen O`Neill - O`Neil Law Group PLLC
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Paul G. Daly
Infitech Ventures Inc.
March 30, 2005
Page 1